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EXHIBIT 99.3

Luxottica Group S.p.A.
Headquarters and registered office • via Cantù 2, 20123 Milan, Italy
 Capital Stock € 27,964,632.60
authorized and issued

MANAGEMENT REPORT ON THE CONSOLIDATED FINANCIAL
STATEMENTS AS OF DECEMBER 31, 2010

1.     OPERATING PERFORMANCE FOR THREE MONTHS AND YEAR ENDED DECEMBER 31, 2010

        Thanks to the strong growth enjoyed throughout all quarters of the year, total net sales for 2010 reached the unprecedented figure of Euro 5.8 billion—never before seen in the history of Luxottica—as compared with Euro 5.1 billion for 2009 (+13.8 percent at current exchange rates and 7.1 percent at constant exchange rates1).

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2010. Please refer to the attachment to the notes to the consolidated financial statements as of December 31, 2010, for further details on exchange rates.

        The year's operating performance once again confirmed the success of Luxottica's strategy to increase profitability. More specifically, adjusted EBITDA2 for 2010 recorded significant growth (+20.7 percent over 2009), reaching Euro 1,034.2 million. The adjusted EBITDA margin3 increased from 16.8 percent in 2009 to 17.8 percent in 2010. In the fourth quarter of 2010, adjusted EBITDA showed a 32.7 percent increase from the same period of the previous year, reaching Euro 192.8 million, with an adjusted EBITDA margin of 14.3 percent (12.6 percent in the fourth quarter of 2009).

          2  For a further discussion of adjusted EBITDA, see page 30—"Non-IAS/IFRS Measures".

          3  For a further discussion of adjusted EBITDA margin, see page 30—"Non-IAS/IFRS Measures".

        Growth in adjusted income from operations4 for 2010, amounting to Euro 732.6 million, was even more marked, with +28.3 percent from the figure recorded at the end of 2009. The Group's adjusted operating margin5 increased from 11.2 percent for 2009 to 12.6 percent for 2010. In the fourth quarter of the year, adjusted income from operations was Euro 116.6 million as compared with Euro 74.0 million recorded for the same period of the previous year (+57.5 percent), with an adjusted operating margin up from 6.4 percent for 2009 to 8.7 percent for 2010.

          4  For a further discussion of adjusted income from operations, see page 30—"Non-IAS/IFRS Measures".

          5  For further discussion of adjusted operating margin, see page 30—"Non-IAS/IFRS Measures".

        The income from operations of the Wholesale segment in 2010 amounted to Euro 461.9 million (+29.7 percent over 2009), with an operating margin of 20.7 percent (+250 bps as compared with the previous year). In the fourth quarter of 2010, the segment recorded operating income of Euro 89.6 million, +49.5 percent as compared with the same period of 2009, with an operating margin of 17.5 percent (13.4 percent in the fourth quarter of 2009).

        In 2010 the Retail segment recorded an income from operations of Euro 424.4 million, up by 17.6 percent over 2009, with an operating margin of 11.9 percent (+40 bps). In the fourth quarter of 2010, operating income was Euro 70.5 million, +40.8 percent from the same period of the previous year, with an operating margin of 8.5 percent, +140 bps.

        Adjusted net income attributable to Luxottica Group Stockholders6 for 2010 amounted to Euro 402.7 million, up 34.6 percent from Euro 299.1 million for last year, corresponding to an adjusted Earnings per Share (EPS)7 of Euro 0.88. In the fourth quarter of 2010, adjusted net income attributable to Luxottica Group Stockholders almost doubled, going from Euro 29.3 million in 2009 to Euro 55.6 million (+90.1 percent) in 2010.

          6  For a further discussion of adjusted net income attributable to Luxottica Group Stockholders, see page 30—"Non-IAS/IFRS Measures".

          7  For a further discussion of adjusted EPS, see page 30—"Non-IAS/IFRS Measures".

        By carefully controlling working capital, the Group generated strong free cash flow8, reaching Euro 616 million in 2010. Free cash flow generated over the last two years therefore reached Euro 1.3 billion. As a result, net debt as of December 31, 2010 decreased further, falling to Euro 2,111 million (Euro 2,337 million at the end of 2009), and the ratio of net debt to adjusted EBITDA9 was 2.0x, as compared with 2.7x at end of 2009. For 2011, a further decrease in financial leverage is expected.

          8  For a further discussion of free cash flow, see page 30—"Non-IAS/IFRS Measures".

          9  For a further discussion of net debt and the ratio of net debt to adjusted EBITDA, see page 30—"Non-IAS/IFRS Measures

2.     SIGNIFICANT EVENTS DURING THE YEAR ENDED DECEMBER 31, 2010

January

        On January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") completed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is U.S. $50 million for each of the Series D and Series E Notes and U.S. $75 million for the Series F Notes. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

February

        On February 8, 2010, we announced that we formed a long-term joint venture for the Australian and New Zealand markets with Essilor International. The joint venture manages Eyebiz Pty Limited, Luxottica's Sydney-based optical lens finishing laboratory, which, as a result of this alliance, is majority-controlled by Essilor. Eyebiz supplies all of our retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

March

        On March 31, 2010, we announced a three-year renewal of our exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

        On March 31, 2010, we announced a five-year extension of the license agreement with Retail Brand Alliance, Inc. for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The term of the new agreement is through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

April

        On April 16, 2010, we announced that starting with fiscal year 2010 and for all future reporting periods we will report in all financial communications, including reports to the United States Securities and Exchange Commission (the "SEC"), our financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IAS/IFRS"). Up to and including the 2009 fiscal year, we had been reporting our financial results in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        Since 2005, we have also been preparing consolidated financial statements in Italy in accordance with IFRS as required by Italian law and have provided the financial community with a reconciliation of our U.S. GAAP and IFRS results on a quarterly basis.

        At the Stockholders' Meeting on April 29, 2010, the stockholders approved the distribution of a cash dividend of Euro 0.35 per ordinary share, reflecting a year-over-year 59 percent increase. The aggregate dividend amount was approximately Euro 160 million.

May

        On May 27, 2010, we announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The term of the new agreement is from January 1, 2011 to December 31, 2020.

        In May 2010, we completed the acquisition of the 35.16 percent interest held by minority stockholders in Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi, ("Luxottica Turkey") our Turkey-based subsidiary, for approximately Euro 61.8 million, bringing our ownership in this subsidiary to 100 percent.

July

        On July 30, 2010, we completed the acquisition of the 34.0 percent interest held by minority stockholders in Sunglass Hut (UK) Limited, one of our English subsidiaries, for approximately GBP 27.8 million, bringing our ownership in this subsidiary to 100 percent.

September

        On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. The proceeds from the Notes, were used for general corporate purposes.

October

        On October 5, 2010, Luxottica Group S.p.A. announced the signing of a license agreement with Coach Inc. for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands. Distribution of Coach eyewear collections will be through Coach stores across the world, through select department stores primarily in North America, Japan, China and other countries in East Asia as well as through select travel retail locations, independent optical locations and Luxottica's retail chains. The agreement, which includes a renewal option, will begin on January 2012 and the first collection will be presented during 2012.

November

        On November 10, 2010, the Company issued senior long term notes to institutional investors (Eurobond dated November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and the fixed gross coupon is equal to 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.8 billion in 2010, approximately 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Notes to the Consolidated financial statements as of December 31, 2010 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3947 in 2009 to Euro 1.00 = U.S. $1.3257 in 2010. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations are susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

In accordance with IAS/IFRS

	Years ended December 31,

Values in thousands of Euro	2010	% of net sales	2009	% of net sales

Net sales	5,798,035	100.0%	5,094,318	100.0%
Cost of sales	1,990,205	34.3%	1,762,591	34.6%

Gross profit	3,807,831	65.7%	3,331,727	65.4%

Selling	1,896,521	32.7%	1,691,801	33.2%
Royalties	99,606	1.7%	100,623	2.0%
Advertising	371,852	6.4%	311,938	6.1%
General and administrative	727,693	12.6%	656,280	12.9%
Total operating expenses	3,095,672	53.4%	2,760,642	54.2%

Income from operations	712,159	12.3%	571,085	11.2%

Other income/(expense)
Interest income	8,494	0.1%	6,887	0.1%
Interest expense	(106,987)	(1.8)%	(109,132)	(2.1)%
Other—net	(8,130)	(0.1)%	(4,056)	(0.1)%

Income before provision for income taxes	605,535	10.4%	464,784	9.1%

Provision for income taxes	(218,219)	(3.8)%	(159,888)	(3.1)%

Net income from continuing operations	387,315	6.7%	304,896	6.0%

Discontinued operations	19,944	0.3%	—	—

Net income	407,258	7.0%	304,896	6.0%

Attributable to
—Luxottica Group stockholders	402,187	6.9%	299,122	5.9%
—non-controlling interests	5,072	0.1%	5,774	0.1%

NET INCOME	407,258	7.0%	304,896	6.0%

Adjusted Measures10

	2010	% of Net Sales	2009	% of Net Sales	% Change

Adjusted income from Operations	732,590	12.6%	571,085	11.2%	28.3%
Adjusted EBITDA	1,034,220	17.8%	856,530	16.8%	20.7%
Adjusted Net Income attributable to Luxottica Group Stockholders	402,675	6.9%	299,122	5.9%	34.6%

          10  Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 30—"Non-IAS/IFRS Measures".

        Net Sales.    Net sales increased by Euro 703.7 million, or 13.8 percent, to Euro 5,798.0 million in 2010 from Euro 5,094.3 million in 2009. Euro 281.1 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2010 as compared to 2009 and to increased sales in the retail distribution segment of Euro 422.6 million for the same period.

        Net sales for the retail distribution segment increased by Euro 422.6 million, or 13.5 percent, to Euro 3,561.6 million in 2010, from Euro 3,139.0 million in 2009. The increase in net sales for the period was partially attributable to a 4.4 percent improvement in comparable store sales11. In particular, we saw a 6.7 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 10.6 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 237.2 million.

          11  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 281.1 million, or 14.4 percent, to Euro 2,236.4 million in 2010 from Euro 1,955.3 million in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Bvlgari. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 104.1 million.

        In 2010, net sales in the retail distribution segment accounted for approximately 61.4 percent of total net sales, as compared to approximately 61.6 percent of total net sales in 2009.

        In 2010 and 2009, net sales in our retail distribution segment in the United States and Canada comprised 82.6 percent of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 7.9 percent to U.S. $3,900.3 million in 2010, from U.S. $3,614.5 million in 2009, due to sales volume increases. During 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 17.4 percent of our total net sales in the retail distribution segment and increased by 13.2 percent to Euro 619.6 million in 2010, from Euro 547.3 million, or 17.4 percent of our total net sales in the retail distribution segment in 2009, mainly due to positive currency fluctuation effects.

        In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,059.9 million, comprising 47.4 percent of our total net sales in this segment, compared to Euro 977.9 million, or 50.0 percent of total net sales in the segment in 2009. The increase in net sales in Europe of Euro 82.0 million in 2010 as compared to 2009 constituted a 8.4 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $715.8 million and comprised 24.1 percent of our total net sales in this segment in 2010, compared to U.S. $664.9 million, or 24.4 percent of total net sales in the segment in 2009. The increase in net sales in the United States and Canada in 2010 compared to 2009, was primarily due to a general increase in consumer demand. In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 636.5 million, comprising 28.5 percent of our total net sales in this segment, compared to Euro 500.7 million, or 25.6 percent of our net sales in this segment in 2009. The increase of Euro 135.9 million, or 27.1 percent, in 2010 as compared to 2009, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 227.6 million, or 12.9 percent, to Euro 1,990.2 million in 2010 from Euro 1,762.6 million in 2009, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.3 percent and 34.6 percent in 2010 and 2009, respectively. In 2010, the average number of frames produced daily in our facilities increased to approximately 235,000 as compared to approximately 208,000 in 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 476.1 million, or 14.3 percent, to Euro 3,807.8 million in 2010 from Euro 3,331.7 million in 2009. As a percentage of net sales, gross profit was at 65.7 percent and 65.4 percent in 2010 and 2009, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 335.0 million, or 12.1 percent, to Euro 3,095.7 million in 2010 from Euro 2,760.6 million in 2009, in line with the increase of net sales in the period.. As a percentage of net sales, operating expenses decreased to 53.4 percent in 2010 from 54.2 percent in 2009.

        Selling and advertising expenses (including royalty expenses) increased by Euro 263.6 million, or 12.5 percent, to Euro 2,368.0 million in 2010 from Euro 2,104.4 million in 2009. Selling expenses increased by Euro 204.7 million, or 12.1 percent. Advertising expenses increased by Euro 59.9 million, or 19.2 percent. Royalties decreased by Euro 1.0 million, or 1.0 percent. As a percentage of net sales, selling and advertising expenses decreased to 40.8 percent in 2010, compared to 41.3 percent in 2009, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs and fixed employee selling costs.

        General and administrative expenses, including intangible asset amortization, increased by Euro 71.4 million, or 10.9 percent, to Euro 727.7 million in 2010 as compared to Euro 656.3 million in

2009, mainly due to currency fluctuation effects and to the impairment charge totaling approximately Euro 20 million on the goodwill allocated to the retail segment.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 141.1 million, or 24.7 percent, to Euro 712.2 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, income from operations increased to 12.3 percent in 2010 from 11.2 percent in 2009. Adjusted income from operations increased by Euro 161.5 million, or 28.3 percent, to Euro 732.6 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, adjusted income from operations increased to 12.6 percent in 2010 from 11.2 percent in 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (106.6) million in 2010 as compared to Euro (106.3) million in 2009. Net interest expense was Euro 98.5 million in 2010 as compared to Euro 102.2 million in 2009.

        Net Income.    Income before taxes increased by Euro 140.8 million, or 30.3 percent, to Euro 605.5 million in 2010, from Euro 464.8 million in 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 10.4 percent in 2010, from 9.1 percent in the same period of 2009. Net income attributable to non-controlling interests decreased to Euro 5.1 million in 2010 as compared to Euro 5.8 million in 2009. Discontinued operations were Euro 19.9 million and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired. Our effective tax rate was 36.0 percent and 34.4 percent in 2010 and 2009, respectively. Adjusted income before taxes12 increased by Euro 161.2 million, or 34.7 percent, to Euro 626.0 million in 2010, from Euro 464.8 million in 2009, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 10.8 percent in 2010, from 9.1 percent in the same period of 2009. Our adjusted effective tax rate was 34.9 percent and 34.4 percent in 2010 and 2009, respectively.

        12  For a further discussion on adjusted income before taxes, see page 30—"Non-IAS/IFRS Measures".

        Net income attributable to Luxottica Group stockholders increased by Euro 103.1 million, or 34.5 percent, to Euro 402.2 million in 2010, from Euro 299.1 million in 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9 percent in 2010, from 5.9 percent in 2009. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 103.6 million, or 34.6 percent, to Euro 402.7 million in 2010, from Euro 299.1 million in 2009. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9 percent in 2010, from 5.9 percent in 2009.

        Basic earnings per share from continuing operations were Euro 0.83 in 2010 as compared to Euro 0.65 in 2009. Basic earnings per share were Euro 0.88 in 2010 as compared to Euro 0.65 in 2009. Diluted earnings per share from continuing operations were Euro 0.83 in 2010 as compared to Euro 0.65 in 2009. Diluted earnings per share were Euro 0.87 in 2010 as compared to Euro 0.65 in 2009. Adjusted basic earnings13 per share were Euro 0.88 in 2010 as compared to Euro 0.65 in 2009. Adjusted diluted earnings14 per share were Euro 0.87 in 2010 as compared to Euro 0.65 in 2009.

          13  For a further discussion of adjusted basic earnings per share, see page 30—"Non-IAS/IFRS Measures".

          14  For further discussion of adjusted diluted earnings per share, see page 30—"Non-IAS/IFRS Measures".

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010 AND 2009

In accordance with IAS/IFRS

	Three months ended December 31,

Values in thousands of Euro	2010	% of net sales	2009	% of net sales

Net sales	1,346,493	100.0%	1,157,085	100.0%
Cost of sales	460,810	34.2%	410,111	35.4%

Gross profit	885,683	65.8%	746,974	64.6%

Selling	468,728	34.8%	410,511	35.5%
Royalties	25,094	1.9%	26,114	2.3%
Advertising	85,397	6.3%	66,527	5.7%
General and administrative	210,316	15.6%	169,786	14.7%
Total operating expenses	789,535	58.6%	672,939	58.2%

Income from operations	96,147	7.1%	74,035	6.4%

Other income/(expense)
Interest income	2,669	0.2%	2,565	0.2%
Interest expense	(28,487)	(2.1)%	(29,825)	(2.6)%
Other—net	(2,258)	(0.2)%	(2,151)	(0.2)%

Income before provision for income taxes	68,072	5.1%	44,625	3.9%

Provision for income taxes	(32,017)	(2.4)%	(14,580)	(1.3)%

Net income from continuing operations	36,054	2.7%	30,044	2.6%

Discontinued operations	19,944	1.5%	—	—

Net income	55,998	4.2%	30,044	2.6%

Attributable to
—Luxottica Group stockholders	55,111	4.1%	29,253	2.5%
—non-controlling interests	887	0.1%	791	0.1%

NET INCOME	55,998	4.2%	30,044	2.6%

Adjusted Measures[15]	Q4 2010	% of Net Sales	Q4 2009	% of Net Sales	% Change

Adjusted income from Operations	116,578	8.7%	74,035	6.4%	57.5%
Adjusted EBITDA	192,766	14.3%	145,268	12.6%	32.7%
Adjusted Net Income attributable to Luxottica Group Stockholders	55,599	4.1%	29,254	2.5%	90.1%

          15  Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 30—"Non-IAS/IFRS Measures".

        Net Sales.    Net sales increased by Euro 189.4 million, or 16.4 percent, to Euro 1,346.5 million during the three-month period ended December 31, 2010, from Euro 1,157.1 million in the same period of 2009. Euro 64.6 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment during the three-month period ended December 31, 2010 as compared to the same period in 2009 and to the increase in net sales in the retail distribution segment of Euro 124.8 million for the same period.

        Net sales for the retail distribution segment increased by Euro 124.8 million, or 17.6 percent, to Euro 833.0 million during the three-month period ended December 31, 2010, from Euro 708.2 million in the same period in 2009. The increase in net sales for the period was partially attributable to an approximately 6.0 percent improvement in comparable store sales. In particular, we saw an 8.3 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 6.0 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 83.3 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 64.6 million, or 14.4 percent, to Euro 513.5 million during the three-month period ended December 31, 2010, from Euro 448.9 million in the same period in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar as well as other minor currencies, including but not limited to the Brazilian Real, the Japanese Yen and the South African Rand compared to the Euro, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 31.3 million.

        During the three-month period ended December 31, 2010, net sales in the retail distribution segment accounted for approximately 61.9 percent of total net sales as compared to approximately 61.2 percent of total net sales for the same period in 2009. This increase in sales for the retail distribution segment as a percentage of total net sales in the three-month period ended December 31, 2010 was primarily attributable to a 17.6 percent increase in net sales to the retail distribution segment as compared to the same period of 2009, which exceeded an increase of 14.4 percent in our manufacturing and wholesale distribution segment as compared to the same period of 2009.

        During the three-month period ended December 31, 2010, net sales in our retail distribution segment in the United States and Canada comprised 80.3 percent of our total net sales in this segment as compared to 78.8 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 9.1 percent to U.S. $912.7 million during the three-month period ended December 31, 2010, from U.S. $836.5 million for the same period in 2009, due to sales volume increases. During the three-month period ended December 31, 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 19.7 percent of our total net sales in the retail distribution segment and increased by 9.2 percent to Euro 163.7 million during the three-month period ended December 31, 2010, from Euro 149.9 million, or 21.2 percent, for the same period in 2009, mainly due to positive currency fluctuation effects.

        During the three-month period ended December 31, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 221.7 million, comprising 43.2 percent of our total net sales in this segment, compared to Euro 211.6 million, or 47.1 percent of total net sales in the segment, in the same period in 2009. The increase in net sales in Europe of Euro 10.2 million, or 4.8 percent, during the three-month period ended December 31, 2010, compared to the same period of 2009, was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $157.1 million and comprised 22.4 percent of our total net sales in this segment during the three-month period ended December 31, 2010, compared to U.S. $144.7 million, or 21.4 percent of total net sales in the segment, in the same period of 2009. The increase in net sales in the United States and Canada of U.S. $12.3 million, or 8.5 percent, during the three-month period ended December 31, 2010, compared to the same period of 2009, was primarily due to a general increase in consumer demand. During the three-month period ended December 31, 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 176.8 million, comprising 34.4 percent of our total net sales in this segment, compared to Euro 141.3 million in the same period of 2009, or 31.5 percent of our net sales in this segment, which increase was primarily due to a general increase in consumer demand as well as positive currency fluctuation effects.

        Cost of Sales.    Cost of sales increased by Euro 50.7 million, or 12.4 percent, to Euro 460.8 million during the three-month period ended December 31, 2010, from Euro 410.1 million in the same period of 2009. As a percentage of net sales, cost of sales decreased to 34.2 percent during the three-month period ended December 31, 2010 as compared to 35.4 percent in the same period of 2009, primarily due to the positive effect of the selling price mix, that resulted from increased sales of higher margin products. During the three-month period ended December 31, 2010, the average number of frames produced daily in our facilities increased to approximately 228,200 as compared to 218,300 in the same period of 2009, which was attributable to increased production in all manufacturing facilities except for the manufacturing facility in California, in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 138.7 million, or 18.6 percent, to Euro 885.7 million during the three-month period ended December 31, 2010, from Euro 747.0 million in the same period of 2009. As a percentage of net sales, gross profit increased to 65.8 percent during the three-month period ended December 31, 2010, from 64.6 percent in the same period of 2009, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 116.6 million, or 17.3 percent, to Euro 789.5 million during the three-month period ended December 31, 2010, from Euro 672.9 million in the same period of 2009, in line with the increase in net sales occurred in the period. As a percentage of net sales, operating expenses increased to 58.6 percent during the three-month period ended December 31, 2010, from 58.2 percent in the same period of 2009, primarily due to an increase in sales while maintaining strong cost controls over general and administrative expenses.

        Selling and advertising expenses (including royalty expenses) increased by Euro 76.1 million, or 15.1 percent, to Euro 579.2 million during the three-month period ended December 31, 2010, from Euro 503.2 million in the same period of 2009. Selling expenses increased by Euro 58.2 million, or 14.2 percent. Advertising expenses increased by Euro 18.9 million, or 28.4 percent. Royalties decreased by Euro 1.0 million, or 3.9 percent. As a percentage of net sales, selling and advertising expenses were at 43.0 percent during the three-month period ended December 31, 2010, compared to 43.5 percent for the same period of 2009.

        General and administrative expenses, including intangible asset amortization, increased to Euro 210.3 million during the three-month period ended December 31, 2010, compared to Euro 169.8 million in the same period of 2009. The increase is mainly due to the an impairment charge totaling approximately Euro 20 million on the goodwill allocated to the retail segment. As a percentage of net sales, general and administrative expenses decreased from 14.7 percent in 2009 to 15.6 percent in 2010.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 22.1 million, or 29.9 percent, to Euro 96.1 million during the three-month period ended December 31, 2010, from Euro 74.0 million in the same period of 2009. As a percentage of net sales, income from operations increased to 7.1 percent during the three-month period ended December 31, 2010, from 6.4 percent in the same period of 2009. Adjusted income from operations increased by Euro 42.6 million, or 57.5 percent, to Euro 116.6 million during the three-month period ended December 31, 2010, from Euro 74.0 million in the same period of 2009. As a percentage of net sales, income from operations increased to 8.7 percent during the three-month period ended December 31, 2010, from 6.4 percent in the same period of 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (28.1) million during the three-month period ended December 31, 2010, compared to Euro (29.4) million in the same period of 2009. Net interest expense decreased to Euro 25.8 million during the three-month period ended December 31, 2010, compared to Euro 27.3 million in the same period of 2009.

        Net Income.    Income before taxes increased by Euro 23.4 million, or 52.5 percent, to Euro 68.1 million during the three-month period ended December 31, 2010, from Euro 44.6 million in the same period of 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 5.1 percent during the three-month period ended December 31, 2010, from 3.9 percent in the same period of 2009. Net income attributable to non-controlling interests increased to Euro 0.9 million during the three-month period ended December 31, 2010, compared to Euro 0.8 million in the same period of 2009. Our effective tax rate was 47.0 percent during the three-month period ended December 31, 2010, compared to 32.7 percent in the same period of 2009. Adjusted income before taxes increased by Euro 43.9 million, or 98.3 percent, to Euro 88.5 million during the three-month period ended December 31, 2010, from Euro 44.6 million in the same period of 2009. As a percentage of net sales, income before taxes increased to 6.6 percent during the three-month period ended December 31, 2010, from 3.9 percent in the same period of 2009. Our adjusted effective tax rate was 36.2 percent during the three-month period ended December 31, 2010, compared to 32.7 percent in the same period of 2009.

        Net income attributable to Luxottica Group stockholders increased by Euro 25.9 million, or 88.4 percent, to Euro 55.1 million during the three-month period ended December 31, 2010, from Euro 29.3 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.1 percent during the three-month period ended December 31, 2010, from 2.5 percent in the same period of 2009. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 26.3 million, or 90.1 percent, to Euro 55.6 million during the three-month period ended December 31, 2010, from Euro 29.3 million in the same period of 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 4.1 percent during the three-month period ended December 31, 2010, from 2.5 percent in the same period of 2009.

        Basic and diluted earnings per share from continuing operations were Euro 0.08 during the three-month period ended December 31, 2010 as compared to Euro 0.06 in the same period of 2009. Basic and diluted earnings per share were Euro 0.12 during the three-month period ended December 31, 2010, compared to Euro 0.06 in the same period of 2009. Adjusted basic earnings per share were Euro 0.12 during the three-month period ended December 31, 2010, compared to Euro 0.06 in the same period of 2009. Adjusted diluted earnings per share were Euro 0.12 during the three-month period ended December 31, 2010, compared to Euro 0.06 in the same period of 2009.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows:

		As of December 31, 2010	As of December 31, 2009
		(thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	380,081	288,450
B)	Cash provided by operating activities	831,633	903,488
C)	Cash used in investing activities	(367,283)	(229,269)
D)	Cash used in financing activities	(167,700)	(373,473)
	Change in bank overdrafts	(18,563)	(226,566)
	Effect of exchange rate changes on cash and cash equivalents	21,684	17,452
E)	Net change in cash and cash equivalents	299,771	91,632

F)	Cash and cash equivalents at the end of the period	679,852	380,081

        Operating activities.    The Company's net cash provided by operating activities was Euro 831.6 million, and Euro 903.5 million for 2010 and 2009.

        Depreciation and amortization were Euro 322.1 million in 2010 as compared to Euro 285.4 million in 2009. The increase in depreciation and amortization in 2010 as compared to 2009 is primarily attributable to a non-recurring impairment charge totaling approximately Euro 20 million.

        Non-cash stock-based compensation expense was Euro 32.9 million in 2010 as compared to Euro 24.9 million in 2009. The increase in 2010 as compared to 2009 is mainly due to expense related to the new stock option plan granted in 2010 for approximately Euro 5.1 million.

        The change in accounts receivable was Euro (1.6) million in 2010 as compared to Euro 25.7 million in 2009. This change in 2010 as compared to 2009 was primarily due to an increase in sales volume in 2010 as compared to 2009. The inventory change was Euro (36.5) million in 2010 as compared to Euro 46.7 million in 2009. The change in 2010 as compared to 2009 was mainly due to increased production in our Chinese manufacturing facilities. The change in accounts payable was Euro 86.7 million in 2010 as compared to Euro 27.5 million in 2009. The change in 2010 as compared to 2009 was mainly due to better payment terms with the vendors in 2009, which continued to show their positive effects in 2010 as well. The change in prepaid/accrued expenses and other was Euro (21.1) million in 2010 as compared to Euro 180.0 million in 2009. The change in 2010 as compared to 2009 was mainly due to the timing of payments to tax authorities by certain U.S. subsidiaries of the Company which are expected to be utilized during the first half of 2011. The change in 2009 is mainly due to the collection of certain U.S. tax receivables for approximately Euro 44.5 million and the utilization of tax prepayments of Euro 57.8 million to offset the tax payments which came due during 2009. The change in income taxes payable was Euro 32.5 million in 2010 as compared to Euro (16.7) million in 2009. The change in 2010 as compared to 2009 was primarily attributable to higher taxable income in 2010 which resulted in an increase in the income tax payable as compared to the same period of 2009.

        Investing Activities.    The Company's net cash used in investing activities was Euro (367.3) million and Euro (229.3) million in 2010 and 2009, respectively. The cash used in investing activities primarily consisted of (i) Euro (230.4) million in capital expenditures in 2010 as compared to Euro (200.4) million in the same period of 2009, (ii) Euro (20.7) million for the payment of the second installment of the purchase price for the acquisition of a 40 percent investment in Multiopticas Internacional S.L., which occurred in 2010, (iii) Euro (61.8) million for the purchase of the remaining non-controlling interests in Luxottica Turkey, which occurred in 2010, and (iv) Euro (32.4) million for the purchase of the remaining non-controlling interests of Sunglass Hut (UK), which occurred in 2010.

        Financing activities.    The Company's net cash provided by/(used in) financing activities was Euro (167.6) million and Euro (373.5) million in 2010 and 2009, respectively. Cash used in financing activities in 2010 mainly related to proceeds of Euro 881.7 million from long-term debt borrowings, the repayment of maturing outstanding debt for Euro (930.4) million and aggregate dividend payments to stockholders of Euro (169.8) million. In 2009, cash used in financing activities mainly related to proceeds of Euro 987.7 million from long-term debt borrowings, the repayment of bank borrowings for Euro (57.4) million and the maturing of outstanding debt of Euro (1,215.0) million and aggregate dividend payments to stockholders of Euro (103.5) million.

OUR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In accordance with IAS/IFRS

	December 31, 2010	December 31, 2009
	(thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	679,852	380,081
Accounts receivable—net	655,892	618,884
Inventories—net	590,036	524,663
Other assets	226,759	198,365

Total current assets	2,152,539	1,721,993
NON CURRENT ASSETS:
Property, plant and equipment—net	1,229,130	1,149,972
Goodwill	2,890,397	2,688,835
Intangible assets—net	1,155,007	1,149,880
Investments	54,083	46,317
Other assets	148,125	147,591
Deferred tax assets	364,299	356,706

Total non-current assets	5,841,040	5,539,301

TOTAL ASSETS	7,993,579	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	158,648	148,951
Current portion of long-term debt	197,566	166,279
Accounts payable	537,742	434,604
Income taxes payable	60,067	11,204
Other liabilities	549,280	554,136

Total current liabilities	1,503,303	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	2,435,071	2,401,796
Liability for termination indemnity	45,363	44,633
Deferred tax liabilities	429,848	396,048
Other liabilities	310,590	350,028

Total non-current liabilities	3,220,872	3,192,505
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,256,375	2,737,239
Non-controlling interests	13,029	16,376

Total stockholders' equity	3,269,404	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	7,993,579	7,261,294

        As of December 31, 2010, total assets increased by Euro 732.3 million to Euro 7,993.6 million, compared to Euro 7,261.3 million as of December 31, 2009.

        In 2010, non-current assets increased by Euro 301.7 million, due to increases in net intangible assets including goodwill of Euro 206.7 million, property, plant and equipment—net of Euro 79.2 million, deferred tax assets of Euro 7.6 million, investments of Euro 7.8 million and other assets of Euro 0.5 million.

        The increase in net intangible assets (including goodwill) was primarily due to the positive effects of foreign currency fluctuations of Euro 287.6 million, partially offset by the amortization for the period of Euro 107.2 million.

        The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 75.0 million and additions during the period of Euro 230.4 million, partially offset by depreciation of Euro 214.9 million for the period.

        As of December 31, 2010, as compared to December 31, 2009:

  •
  Accounts receivable increased by Euro 37.0 million mainly due to the increase in net sales during 2010, partially offset by the improvement in days sales outstanding;

  •
  Inventory increased by Euro 65.4 million, mainly due to currency fluctuation effects as well as increased production mainly in the Chinese manufacturing facility during 2010.

        Our net financial position as of December 31, 2010 and December 31, 2009 was as follows:

(thousands of Euro)	December 31, 2010	December 31, 2009

Cash and cash equivalents	679,852	380,081
Short-term borrowings	(158,648)	(148,951)
Current portion of long-term debt	(197,566)	(166,279)
Long-term debt	(2,435,071)	(2,401,796)

Total	(2,111,433)	(2,336,945)

        Short-term borrowings consist of short-term uncommitted credit lines, most of which are overdrafts and short-term revolving lines obtained by various Group companies.

        As of December 31, 2010, the Group's Italian companies had an aggregate of Euro 327.8 million in bank overdraft facilities (Euro 391.8 million as of December 31, 2009). The interest rate is a floating rate of EURIBOR plus an average spread of 50 basis points.

        As of December 31, 2010, U.S. Holdings had U.S. $130.2 million in short-term credit lines (Euro 97.4 million at the exchange rate on December 31, 2010). The interest rate is a floating rate of LIBOR USD plus an average spread of 40 basis points.

        The remaining amount is comprised of various short-term loans, in the form of revolving credit, held by Group companies. The interest rate applied to these loans is usually a floating one that depends on the currency of the loan.

        The current portion of long-term debt decreased in 2010 as a result of repayments of debt maturing during the year and of the refinancing of certain loans maturing in 2010 with long-term debt.

4.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 230.5 million in 2010 and Euro 200.4 million in 2009, analyzed as follows:

Operating segment	2010	2009

Manufacturing and wholesale distribution	99	81
Retail distribution	132	119
Group total	231	200

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 51.9 million in 2010 and Euro 35.0 million in 2009), in China (Euro 11.1 million in 2010 and Euro 6.1 million in 2009) and in North America (Euro 30.0 million in 2010 and Euro 36.9 million in 2009). The overall increase in capital expenditures in 2010 as compared to 2009 is related to the routine technology upgrades to the manufacturing structure and to the set up of a new IT infrastructure, which started in 2009.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 99.3 million in 2010 and Euro 99.1 million in 2009) and Australia (Euro 24.9 million in 2010 and Euro 11.9 million in 2009) and related, for both 2010 and 2009, to the opening of new stores, the remodeling of older ones whose leases were extended during the year, and to projects for upgrading the management information system.

        The intangible assets of Euro 4,045.4 million reported in the financial statements primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income came to Euro 322.1 million in 2010 as compared to Euro 285.4 million in 2009.

5.     HUMAN RESOURCES

Group head count

        The Group had 61,979 employees as of December 31, 2010, of whom 67.1 percent were in Retail, 8.8 percent were in Wholesale and 23.8 percent were in Operations. The Milan headquarters employs 0.3 percent of the Group's total workforce.

        In terms of the geographical distribution of employees, North America has 62.0 percent of the total workforce, Europe 15.5 percent, Asia-Pacific 21.1 percent and the rest of the world 1.4 percent.

Operating segment	Headcount

Retail distribution	41,572
Wholesale distribution	5,459
Operations	14,735
Milan Headquarters	213

Total	61,979

Geographical area	Headcount

Europe	9,600
North America	38,399
Asia-Pacific	13,102
ROW	878

Total	61,979

ROW includes Russia, Middle East, South Africa and Latin America

Organizational development

Wholesale

        In 2010, our wholesale commercial management operation was reorganized along regional lines to respond to varying needs in the different geographic areas and ensure faster decision-making. After successfully completing the integration of the Luxottica and Oakley local operations in the United Kingdom and South Africa, a project was started in the second half of 2010 to create a single commercial organization for the two businesses in Australia and Brazil. We expect to complete these integrations during the first quarter of 2011.

Retail

        The Retail business saw two strategic organizational development projects in 2010:

  •
  strengthening of the global Sun and Luxury business unit to fully utilize the Sunglass Hut (SGH) worldwide network;

  •
  reconfiguration of the North American organization to create shared services and strengthen commercial functions (product, marketing, operations) devoted to the individual brands (LensCrafters, Pearle Vision, Sears Optical, Target Optical).

Operations

        The process of worldwide supply chain integration was completed in 2010. Production and logistics are concentrated in three geographical hubs (Italy, China and India, North America), with the functions supporting and serving manufacturing and distribution (Procurement, Planning, Engineering, Quality) being managed at a global level.

Milan Headquarters

        At our headquarters, the departments responsible for strategy and control (Strategic Commercial Planning, Business Development, Risk Management and Compliance, Asset Protection, Internal Audit) were significantly reinforced during 2010. In addition, administrative and indirect procurement services were integrated worldwide. Lastly, the progressive implementation of SAP continued in accordance with the general plan introduced in 2008.

Human resources development

        Once again in 2010 Luxottica gave priority to the design and application of state-of-the-art systems for managing and developing its human resources. We have devoted significant energy across the entire organization to strengthening our employees' sense of identity and belonging through an emphasis on Luxottica's uniqueness. In particular, the principal tools of management were refocused on supporting communication and adoption of the Luxottica CHARACTERISTICS—imagination, passion, spirit of enterprise, simplicity and speed—in order for these to distinguish the conduct of every employee in their daily work. Drawing inspiration from its CHARACTERISTICS, Luxottica has summarized its philosophy for managing and developing human resources and organization in the following 12 COMMITMENTS on which, beginning in 2010, it assesses Management's leadership on a 360° basis (joint assessment by superiors, staff and colleagues):

  •
  We seek to enhance job responsibilities beginning at the more operational levels and limit hierarchical layers to those providing clear contributions to the organization's coordination and integration;

  •
  Our priority is to advance the resources already present in the organization, limiting outside recruitment to cases of necessity or exceptional opportunity;

  •
  We select candidates whose profile not only reflects the required technical skills but also closely resonates with the Company's values and its expected standards of conduct;

  •
  We foster a positive and effective integration of new recruits by establishing the foundations from the outset for lasting, mutually satisfying relationships;

  •
  We systematically assess training needs and create, to the extent possible, specific learning and career development programs;

  •
  We encourage action learning and stretch assignments as the preferred method for continuously developing individual skills;

  •
  When assessing performance we attach equal importance to both the achievement of targets (the what) and to the adoption of appropriate conduct (the how). We base performance assessment on facts and figures, aiming for the utmost clarity and objectivity of judgment;

  •
  We look to achievements and learning agility as the most relevant factors in judging an individual's ability to perform at a higher level in the organization;

  •
  We structure assessment of an individual's performance and potential, as much as possible, as a shared, group process, especially for more senior positions within the organization;

  •
  We assure the development of talented resources, including beyond their existing roles in the organization, and reward managers who develop their staff by offering them opportunities, sometimes beyond their particular organizational unit;

  •
  We develop channels for clear, effective communication of the organization's policy, strategy and development plans and prepare management to both communicate effectively and remain open to ideas and feedback from their staff;

  •
  We develop a "value proposition" which seeks to satisfy the varied professional expectations and aspirations of the individuals in the workforce, making Luxottica truly the ideal place to work and to advance.

        In recognition of the effectiveness of its various initiatives, Luxottica received a series of awards in 2010, both in Italy and internationally. Among these were:

  •
  "Premio Etica e Impresa". This Business & Ethics Award, promoted by Italy's federation of management, various trade unions and the association of personnel directors (FederManagement, CGIL, CISL and UIL and AIDP), aims to promote ethical values and conduct in the workplace, in schools and in society in general and thereby contribute to the growth and spread of a new culture of work, dialogue and social cohesion.

  •
  "Goodwin Awards 2010". This award, promoted by Siena University's Economics Faculty, intends to give recognition to companies whose initiatives over the year have augmented social well-being;

  •
  "Premio Aretê 2010". This award, instituted by Pentapolis in collaboration with the Italian Banking Association (Associazione Bancaria Italiana), the support of the Italian President, and the patronage of Italy's Environment Ministry, the Representation of the European Commission in Italy and the Italian National Commission for Unesco, aims to promote the spread of responsible corporate communication. Luxottica received the award for initiatives in the area of second-tier supplementary welfare.

6.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in a specific document forming an integral part of the annual financial report.

7.     PERSONAL DATA PROTECTION DOCUMENT

        The Company is completing the update of its personal data protection document within the legal term established by Italian Legislative Decree 196/2003.

8.     SALE AND PURCHASE OF TREASURY SHARES

        During 2003, the subsidiary U.S. Holdings purchased 4,523,086 shares of Luxottica Group S.p.A. as part of an authorized buy-back program. This followed the purchase of 1,911,700 such shares in 2002. The shares were subsequently transferred to the subsidiary Arnette Optic Illusions Inc. which held a total of 6,434,786 shares in Luxottica Group S.p.A. as of December 31, 2008.

        During 2009, the Company purchased treasury shares under buy-back programs authorized at Stockholders' Meetings on May 13, 2008 ("2008 Program") and on October 29, 2009 ("2009 Program"), with the purpose of ensuring efficient management of capital and of executing the "Performance Shares Plan". Under the 2008 Program, completed on November 13, 2009, the Company purchased a total of 1,325,916 shares on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13 for an aggregate amount of Euro 22,714,251.

        Under the 2009 Program, started on November 16, 2009 and still effective, the Company purchased in the period up to December 31, 2010 a total of 4,710,454 shares (of which 1,352,154 were purchased in 2009) on the MTA at an average unit price of Euro 19.07 for an aggregate amount of Euro 89,816,864.

        In parallel, as of December 31, 2010 the U.S. subsidiary Arnette Optic Illusions, Inc. sold a total of 6,434,786 treasury shares on the MTA at an average unit price of Euro 18.88 for an aggregate amount of Euro 121,506,814.

9.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to Note 27 to the Notes to the consolidated financial statements as of December 31, 2010.

10.  PRINCIPAL RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

        A number of factors, including the following, may affect the Group's financial condition and operating results.

a)
Current economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others with which we do business to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk to our business because consumers and businesses may continue to postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations, our business, results of operations, financial condition and cash flows could be materially adversely affected.

b)
If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth will be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) a decrease in the focus of senior management on our operations; (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems; (vii) the cultural differences between our organization and that of the acquired business; and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

c)
If we are unable to successfully introduce new products, our future sales and operating performance will suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

d)
If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

e)
If we are unable to achieve and manage growth, operating margins will be reduced as a result of decreased efficiency of distribution.

        In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

f)
If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.

        The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands. The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

g)
If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales will suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney, Tory Burch and Coach. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2010 and 2009, the sales realized through the Prada and Miu Miu brand names together represented approximately 4.2 percent and 4.7 percent of total sales, respectively. For the years ended December 31, 2010 and 2009, the sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 3.5 percent and 4.0 percent of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

h)
If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 39 million people wear contact lenses in the United States, and the disposable contact lens market is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially in the United States since it was approved by the U.S. Food and Drug Administration in 1995. Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

i)
If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group will suffer.

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, adversely affecting our business and results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

j)
If our business suffers due to changing local conditions, our profitability and future growth will be affected.

        We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act to our U.S. activities;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects. Compliance with U.S. and foreign laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results. Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems subsidiaries, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations.

k)
If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union. Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business including by reducing our future sales or causing us to incur significant costs to defend our rights.

l)
If we are unable to maintain our current operating relationship with host stores of our Licensed Brands division, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

m)
If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales or increased costs.

        We are currently a party to certain legal proceedings as described in note 26 of the consolidated financial statements as of December 31, 2010. In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

n)
Leonardo Del Vecchio, our chairman and principal stockholder, controls 67.2 percent of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of February 28, 2011, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.a.r.l., has voting rights over 313,253,339 Ordinary Shares, or 67.2 percent of the outstanding Ordinary Shares. As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

o)
If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        The Luxottica Group management has assessed our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with the assistance of our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

p)
We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our ability to effectively operate our business.

        We rely on information technology systems across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company, or damage to our reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on our results of operations.

q)
If we record a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

r)
We are exposed to credit risk on our accounts receivable. This risk is heightened during periods when economic conditions worsen.

        A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

s)
Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

t)
Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

11.  2011 OUTLOOK

        The results achieved in 2010 and the strength of Luxottica's business model and of its brands put the Group in an ideal position to continue throughout 2011 with solid, stable growth in net sales and a more than proportionate increase in profitability. In addition to the growth trends enjoyed worldwide by the premium and luxury brands, which are expected to continue in 2011 at double-digit rates, there will be four main engines behind Luxottica's growth for this year: further development in emerging markets, the global expansion of Sunglass Hut, growth in the United States and the potential of Oakley.

  •
  Development in emerging markets

        In 2011, emerging markets will represent a formidable driving force for both Luxottica segments. These countries, which already today account for approximately 15 percent of the net sales of the Wholesale segment and 7 percent of the Group's consolidated sales, have recorded excellent results over the last 6 years, with a 220 percent increase in sales. It is expected that in 2011 Luxottica will continue this trend of sustained development: net sales of the Wholesale segment in these countries are expected to increase by about 20 percent. Luxottica has highlighted three geographic areas within emerging markets: the Big markets (including China, India, Brazil and Mexico), the Mature markets (including Singapore, Hong Kong, Taiwan and Chile) and the New markets (including Thailand, Vietnam, Indonesia, Colombia and Peru). For each area, a specific strategy has been developed over time, including the introduction of special initiatives and collections, with the aim of stimulating demand and increasing penetration of Luxottica's brands. In Asia in particular, volumes sold in the Big emerging markets are expected to grow by 120 percent over the next three years, in the Mature emerging markets by approximately 30 percent and in the New emerging markets by 60 percent. The volumes sold in the New emerging markets in Latin America over the next three years are expected to increase by approximately 60 percent.

        Net sales of the Retail segment are also expected to enjoy strong growth (about +20 percent) in 2011 in Emerging markets, as a result of the Sunglass Hut development plan and the excellent performance in China. After two years of challenges, the last 15 months have shown a continuous trend of increasing sales in China, due to the efforts made by the new management and the dynamism of the entire organization: for 2011, comparable store sales are expected to increase significantly (+20 percent), due to the expected success of the optical and sunglass collections. The number of Luxottica stores in China is expected to grow to 500 by 2013. Thanks to the development plans underway, the total number of Luxottica stores in emerging markets is expected to grow from the current 6 percent of the total to 12 percent in 2012.

  •
  The global expansion of Sunglass Hut

        In 2010, Sunglass Hut recorded excellent results, with 8.4 percent growth in comparable store sales recorded worldwide and 11.1 percent in North America, helping it to enjoy an increasing worldwide leadership position as the global sun specialty chain.

        The key factors in these results, the best in the history of the brand, were the exceptional relationships that Sunglass Hut has successfully created with its current and potential consumers, creativity and speed in developing new initiatives focused on these customers and an ability to tell a compelling story of the brand and products, thereby ensuring the customer an unparalleled buying experience. This recipe for success will also be applied in 2011, a year during which Sunglass Hut is expected to pursue a path of solid development by significantly increasing net sales, which will be accomplished in part through small and medium investments in new opportunities worldwide, particularly in the "sun belt" countries and in the "travel retail" and department stores businesses.

        Following the recent acquisitions in Mexico, it is expected that Sunglass Hut will open its first store in Brazil during the first half of 2011, with 15 stores expected by the end of the year.

        Thanks to the expansion plans in India, where Sunglass Hut aims to have 40 stores by the end of the year, it is expected that in 2011 the number of Sunglass Hut stores worldwide will grow by approximately 270, an increase of more than 12 percent. The number of Sunglass Hut stores is expected to reach the 4,000 mark by 2015.

  •
  The U.S. market

        The U.S. is a key market for the Group. 2010 saw Luxottica record strong growth, thanks above all to LensCrafters, which, with its best results since 2006, further strengthened its leadership position in optical retail in North America, to the excellent performance of Sunglass Hut and to the positive trend of the Wholesale segment.

        In 2011, LensCrafters looks to benefit from the innovations that the Group is introducing both in terms of products and services. A major focus will be on laboratories, which today are technologically cutting edge in lens manufacturing and finishing and are able to offer an excellent level of service. The results of the first two months of 2011 confirm the validity of the initiatives implemented during the last few quarters and the targets for 2011.

        Net sales for the Retail segment in North America are expected to grow by 4-7 percent.

        Thanks to a renewed attention to customers and greater synergies between Group activities, the Wholesale segment is expected to achieve double-digit growth in net sales in 2011 in the North American market.

  •
  Oakley

        After the fifth consecutive year of double-digit growth, during which the net sales of the brand exceeded the threshold of U.S. $1.1 billion, in 2011 Oakley will continue to play a key role in Luxottica's development, thanks to the opportunities available for this brand, with net sales expected to grow by more than 10 percent.

        Further benefits will be gained from the expansion of activities in India, China, Brazil and Europe, regions that are expected to grow significantly. The success of an extraordinary brand such as Oakley is based on the ability to successfully combine the appeal and global visibility of the brand with an exceptional interpretation of local demands comprising dedicated marketing approaches and styles.

        Investments in commercial strategy, style and technology for the optical business—whose 2010 net sales were up by 15 percent—will also increase. More specifically, in 2011 the innovative technology TrueDigital for prescription lenses, which significantly improves vision quality for athletes and sport enthusiasts, will be launched in Europe and Asia-Pacific.

        Investments in style and an even more efficient management of the product portfolio are expected to result in double-digit growth in 2011 in the sun segment, both for men and women.

12.  SUBSEQUENT EVENTS

        On January 20, 2011, the Company closed the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity of the above credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

        On February 17, 2011, the Company announced that it entered into an agreement pursuant to which it will acquire two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of Euro 17 million. This transaction marks the Company's entry into the sun retail business in Mexico where the Group already has a solid presence through its wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand.

13.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  1.
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  2.
  The conditions set out in Section 36 (a), (b) and (c) of the Italian Market Regulations have been satisfied.

  3.
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2010.

  4.
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  5.
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  6.
  The Company has made a world-wide and national group tax election (sections 117-129 of the Italian Tax Code) starting from fiscal year 2004 and subsequently extended for another three years in 2007 and in 2010. Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

  7.
  On October 25, 2010, the Board of Directors, pursuant to the provisions of Consob Regulation 17221/210, adopted by the unanimous vote of all directors a new procedure to govern transactions with related parties. The procedure, approved by the favorable opinion of the Internal Control Committee (composed entirely of independent directors), became applicable January 1, 2011. Until December 31, 2010, related party transactions have been regulated by the "Guidelines for transactions with related parties." Both documents are available at www.luxottica.com, in the section entitled "Governance/Procedures".

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS'
EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY.

In thousands of Euro	Net income Dec-31-2010	Stockholders' equity Dec-31-2010

PARENT COMPANY FINANCIAL STATEMENTS	294,252	1,803,318
Elimination of intragroup dividends	(346,978)
Trademarks and other intangible assets (net of tax effect)	(43,417)	(758,546)
Elimination of internal profits on inventories (net of tax effect)	(21,462)	(106,381)
Difference between value of investments in consolidated companies and related share of stockholders' equity		2,328,609
Net income of consolidated companies	524,241
Other consolidation adjustments	622	2,404
Minority interests	(5,072)	(13,029)
CONSOLIDATED FINANCIAL STATEMENTS	402,187	3,256,375

NON-IAS/IFRS MEASURES

        We use in this Management Report on the consolidated financial statements as of December 31, 2010 certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures such as EBITDA, EBITDA margin, income from operations, operating margin, income before provision for income taxes, net income attributable to the Luxottica Group stockholders and earnings per share, both basic and diluted, have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

a)
A non-recurring gain in 2010 for Euro 19.9 million related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired;

b)
A non-recurring loss in the fourth quarter 2010 from the impairment of the goodwill allocated to the retail segment for approximately Euro 20 million.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

Reconciliation between reported and adjusted P&L items

	FY10
	Net sales	EBITDA	EBITDA margin	Income from operations	Operating margin	Income before provision for income taxes	Net Income attributable to the Luxottica Group Stockholders	Basic EPS	Diluted EPS

Reported	5,798.0	1,013.8	17.5%	712.2	12.3%	605.6	402.2	0.88	0.87
> Adjustment for goodwill impairment loss		20.4	0.4%	20.4	0.4%	20.4	20.4
> Adjustment for discontinued operations							(19.9)
Adjusted	5,798.0	1,034.2	17.8%	732.6	12.6%	626.0	402.7	0.88	0.87

	FY09
	Net sales	EBITDA	EBITDA margin	Income from operations	Operating margin	Income before provision for income taxes	Net Income attributable to the Luxottica Group Stockholders	Basic EPS	Diluted EPS

Reported	5,094.3	856.5	16.8%	571.1	11.2%	464.8	299.1	0.65	0.65
> Adjustment for goodwill impairment loss
> Adjustment for discontinued operations
Adjusted	5,094.3	856.5	16.8%	571.1	11.2%	464.8	299.1	0.65	0.65

	4Q10
	Net sales	EBITDA	EBITDA margin	Income from operations	Operating margin	Income before provision for income taxes	Net Income attributable to the Luxottica Group Stockholders	Basic EPS	Diluted EPS

Reported	1,346.5	172.3	12.8%	96.1	7.1%	68.1	55.1	0.12	0.12
> Adjustment for goodwill impairment loss		20.4	1.5%	20.4	1.5%	20.4	20.4
> Adjustment for discontinued operations							(19.9)
Adjusted	1,346.5	192.8	14.3%	116.6	8.7%	88.5	55.6	0.12	0.12

	4Q09
	Net sales	EBITDA	EBITDA margin	Income from operations	Operating margin	Income before provision for income taxes	Net Income attributable to the Luxottica Group Stockholders	Basic EPS	Diluted EPS

Reported	1,157.1	145.3	12.6%	74.0	6.4%	44.6	29.3	0.06	0.06
> Adjustment for goodwill impairment loss
> Adjustment for discontinued operations
Adjusted	1,157.1	145.3	12.6%	74.0	6.4%	44.6	29.3	0.06	0.06

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's level of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	4Q10	4Q09	FY10	FY09

Net income/(loss)	55.1	29.3	402.2	299.1
(+)
Discontinued operations	(19.9)	—	(19.9)	—
(-)
Net income attributable to non-controlling interests	0.9	0.8	5.1	5.8
(+)
Provision for income taxes	32.0	14.6	218.2	159.9
(+)
Other (income)/expense	2.3	2.2	8.1	4.1
(+)
Interest expense	25.8	27.3	98.5	102.2
(+)
Depreciation & amortization	76.2	71.2	301.6	285.4
(+)
EBITDA	172.3	145.3	1,013.8	856.5
(=)
Net sales	1,346.5	1,157.1	5,798.0	5,094.3
(/)
EBITDA margin	12.8%	12.6%	17.5%	16.8%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

	4Q10	4Q09	FY10	FY09
	Millions of Euro

Adjusted net income/(loss)	55.6	29.3	402.7	299.1
(+)
Net income attributable to non-controlling interests	0.9	0.8	5.1	5.8
(+)
Adjusted provision for income taxes	32.0	14.6	218.2	159.9
(+)
Adjusted other (income)/expense	2.3	2.2	8.1	4.1
(+)
Interest expense	25.8	27.3	98.5	102.2
(+)
Adjusted depreciation & amortization	76.2	71.2	301.6	285.4
(+)

Adjusted EBITDA	192.8	145.3	1,034.2	856.5
(=)
Net sales	1,346.5	1,157.1	5,798.0	5,094.3
(/)
Adjusted EBITDA margin	14.3%	12.6%	17.8%	16.8%
(=)

Free Cash Flow

        Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow

FY10
Millions of Euro

EBITDA Adj(1)	1,034.2
Δ working capital	103.6
Capex	(230.4)

Operating cash flow	907.5
Financial charges(2)	(98.5)
Taxes	(186.0)
Extraordinary charges(3)	(6.5)

Free cash flow	616.5

1.
Adjusted EBITDA is not an IAS/IFRS measure; please see tables on the earlier pages for a reconciliation of adjusted EBITDA to adjusted net income and adjusted net income to net income

2.
Equals interest income minus interest expense

3.
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

	December 31, 2010		December 31, 2009
	Millions of Euro

Long-term debt	2,435.1		2,401.8
(+)
Current portion of long-term debt	197.6		166.3
(+)
Bank overdrafts	158.6		149.0
(+)
Cash (-)	(679.9)		(380.1)

Net debt (=)	2,111.4		2,336.9
EBITDA	1,013.8		856.5
Net debt/EBITDA	2.1	x	2.7	x

Net debt @ avg. exchange rates(1)	2,116.2		2,381.7
Net debt @ avg. exchange rates(1) / EBITDA	2.1	x	2.8	x

1.
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

Non-U.S. GAAP Measure: Net debt and Net debt / Adjusted EBITDA

	December 31, 2010		December 31, 2009
	Millions of Euro

Long-term debt	2,435.1		2,401.8
(+)
Current portion of long-term debt	197.6		166.3
(+)
Bank overdrafts	158.6		149.0
(+)
Cash (-)	(679.9)		(380.1)

Net debt (=)	2,111.4		2,336.9
Adjusted EBITDA	1,034.2		856.5
Net debt/EBITDA	2.0	x	2.7	x

Net debt @ avg. exchange rates(1)	2,116.2		2,381.7
Net debt @ avg. exchange rates(1) / Adjusted EBITDA	2.0	x	2.8	x

1.
Net debt figures are calculated using the average exchange rates used to calculate the Adjusted EBITDA figures

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the SEC. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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MANAGEMENT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010